

07005163 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAR 2 6 2007
WASH, D.C.
190
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/06 (MM/DD/YY) AND ENDING 01/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRI EQUA CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17501 E 17th St #200
(No. and Street)

Tustin	CA	92780
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Caldwell (949) 975-1990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight & Monaghan LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin St. Ste. 475	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tri Equa Capital Corporation, as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DATE: 3/23/07

Signature

President

Title

Notary Public



LYNNE M. HOLT
Commission # 1703349
Notary Public - California
Orange County
MyComm. Expires Nov 24, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRI EQUA CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED JANUARY 31, 2007

AND

INDEPENDENT AUDITOR'S REPORT


PROCESSING
SEC MAIL
RECEIVED
MAR 2 6 2007
SECTION
WASH., D.C.
190

AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

TRI EQUA CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED JANUARY 31, 2007

INDEX


AH&M
ALLEN,
HAIGHT &
MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Stockholder
TRI EQUA CAPITAL CORPORATION

We have audited the accompanying statement of financial condition of Tri Equa Capital Corporation as of January 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri Equa Capital Corporation as of January 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules of computation of aggregate indebtedness and net capital under Rule 15c3-1 and other compliance matters is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Allen, Haight & Monaghan LLP

March 12, 2007

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

TRI EQUA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2007

ASSETS

Current assets:		
Cash and cash equivalents	$	19,924
Commissions receivable		51,955
Deferred income taxes (Note 2)		1,779
Total current assets		73,658
Property and equipment, at cost:		
Office equipment and furniture		19,767
Less: accumulated depreciation		(19,767)
Total property and equipment, net		-
	$	73,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued wages and related expenses	$	5,969
Commissions payable		28,059
Total current liabilities		34,028
Commitments (Note 4)		
Stockholder's equity:		
Common stock, no par value, 1,000,000 shares authorized, 8,000 shares issued and outstanding		8,000
Additional paid-in capital		61,341
Accumulated (deficit)		(29,711)
		39,630
	$	73,658

The accompanying notes are an integral part of these financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED JANUARY 31, 2007

Commission revenues	$ 510,793
Operating expenses:	
Accounting	9,000
Auto	15,429
Bank fees	78
Bond premiums	364
Bonus	5,000
Commissions	223,162
Contributions	100
Entertainment	1,410
Insurance	24,853
License and fees	3,490
Miscellaneous	703
Payroll taxes	13,961
Penalties	217
Pension and profit sharing contribution (Note 3)	2,785
Postage and delivery	2,107
Promotional	502
Rent	10,800
Supplies	9,966
Telephone	1,909
Wages	178,229
Total operating expenses	504,065
Income before provision for income taxes	6,728
Provision for income taxes (Note 2)	2,482
Net income	$ 4,246

The accompanying notes are an integral part of these financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at January 31, 2006	$ 8,000	$ 58,841	$ (33,957)	$ 32,884
Capital contributions	-	2,500	-	2,500
Net income	-	-	4,246	4,246
Balance at January 31, 2007	$ 8,000	$ 61,341	$ (29,711)	$ 39,630

The accompanying notes are an integral part of these financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2007

Cash flows from operating activities:		
Net income	$	4,246
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		1,682
(Increase) decrease in:		
Commissions receivable		(1,137)
Increase (decrease) in:		
Accounts payable		(2,187)
Accrued wages and related expenses		(392)
Commissions payable		(872)
Net cash provided by operating activities		1,340
Cash flows from financing activities:		
Capital contributions		2,500
Net cash provided by financing activities		2,500
Net increase in cash and cash equivalents		3,840
Cash and cash equivalents, beginning of year		16,084
Cash and cash equivalents, end of year	$	19,924

<u>Supplemental Disclosure of Cash Flow Information:</u>

Cash paid during the year for:		
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

TRI EQUA CAPTIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tri Equa Capital Corporation (the "Company") operates as a broker/dealer for the sale of mutual funds, variable annuities, variable life insurance, and limited partnership products primarily in Southern California. The Company operates under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Additionally, the Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(1) provide that the Company will carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of its customers.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

Commissions Receivable

The Company utilizes the allowance method of accounting for losses from uncollectible accounts. Under this method, an allowance is provided based upon historical experience, management's evaluation of outstanding commissions receivable, and the specific assessment of the collectibility of past due accounts at the end of each year. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. At January 31, 2007, management determined that an allowance is not considered necessary.

TRI EQUA CAPTIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, and Related Depreciation and Amortization

Property and equipment are stated at cost. Major renewals and improvements are charged to the property accounts, while replacements, maintenance, and repairs which do not extend the estimated useful life of the respective assets, are expensed currently.

At the time properties are sold or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gain or loss is recorded. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Office equipment and furniture	5-7 years

Revenue Recognition

Commissions and related expenses are recognized on the settlement date. At January 31, 2007, there were no transactions executed but not yet settled. Accordingly, there is no material difference from recording commission income on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred income taxes result primarily from temporary differences between tax and financial reporting methods.

TRI EQUA CAPTIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2007

NOTE 2 – PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended January 31, 2007 consisted of the following:

Current income tax expense:		
Federal	$	-
State		800
		800
Deferred income tax expense (benefit):		
Federal		1,897
State		(215)
		1,682
	$	2,482

The deferred tax assets and liabilities in the accompanying statement of financial condition consisted of the following:

Current deferred income taxes:		
Deferred income tax assets	$	1,779
Valuation allowance		-
		1,779
Deferred income tax liabilities		-
Net deferred tax asset	$	1,779

The current deferred income tax assets result from state franchise taxes accrued for financial reporting purposes and deducted for federal tax purposes in the subsequent year and net operating loss carryforwards. Federal operating loss carryforwards of approximately $7,100 will expire in 2024, if unused. State operating loss carryforwards of approximately $6,800 will expire in 2014 and 2015, respectively, if unused.

The Company's provision for income taxes differs from the expense that would result from applying statutory rates to income before income taxes because of permanent differences between book and taxable income.

NOTE 3 – EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan (the "Plan") covering substantially all eligible employees. Under the Plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Code limits. Employer contributions are discretionary up to a maximum amount allowed by law. The Company made $2,785 in contributions to the Plan for the year ended January 31, 2007.

NOTE 4 – COMMITMENTS

The Company leases its office facilities under the terms of a non-cancelable operating lease which expires in November, 2007. Monthly rental payments under this non-cancelable operating lease are $868, and total rent expense for the year ended January 31, 2007, was $10,800.

Aggregate minimum lease payments under non-cancelable operating leases subsequent to January 31, 2007 are as follows:

2008	$ 8,680

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2007, the Company had net capital and net capital requirements of $10,444 and $5,000, respectively. In addition, at January 31, 2007, the Company's net capital ratio is 3.3 to 1.

SUPPLEMENTARY INFORMATION

TRI EQUA CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1

YEAR ENDED JANUARY 31, 2007

Aggregate indebtedness:		
Accrued wages and related expenses	$	5,969
Commissions payable		28,059
	$	34,028
Net capital:		
Total stockholder's equity from statement of financial condition	$	39,630
Commissions receivable, non-allowable		(27,407)
Deferred income tax assets		(1,779)
		10,444
Minimum net capital requirement		5,000
Net capital in excess of minimum requirement	$	5,444
Ratio of aggregate indebtedness to net capital		3.3 to 1

There were no material differences between the amounts represented in the computation of net capital set forth above and the amounts as reported in the Company audited Part II focus report. Net capital as stated above differed from the amount reported in the focus report by $2,388, which relates to adjustments to income tax expense and accrued wages and related expenses.

The accompanying notes are an integral part of these financial statements.

TRI EQUA CAPITAL CORPORATION

OTHER COMPLIANCE MATTERS

YEAR ENDED JANUARY 31, 2007

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3

   Because the Company does not hold funds or securities for the amount of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of January 31, 2007 and reconciliation to that calculation is not included herein.

2. Information Relating to Possession and Control Requirements under Rule 15c3-3

   The Company is exempt from Rule 15c3-3 under the exceptive provision of section (k)(1) and accordingly, has no possession or control requirements.

The accompanying notes are an integral part of these financial statements.


ALLEN,
HAIGHT &
MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Stockholder
Tri Equa Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Tri Equa Capital Corporation (the Company) for the year ended January 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Haight & Monaghan LLP

March 12, 2007

END